

July 10, 2012

Via E-Mail
Mr. K. Scott Gray
Chief Financial Officer
Luby's Inc.
13111 Northwest Freeway, Suite 600
Houston, Texas 77040

> **Re: Luby's Inc.**
> **Form 10-K for the Year Ended August 31, 2011**
> **Filed November 14, 2011**
> **File No. 001-08308**

Dear Mr. Gray:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended August 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 25

1. We note from your disclosure on page 28 in MD&A that other income includes net rental property income and expenses relating to property for which you are the landlord, prepaid sales tax discounts, and oil and gas royalty income. Please tell us and revise your disclosure to explain the nature of the oil and gas royalty income. Also, please tell us the amount of oil and gas royalties that is included in other income for each of the periods presented. Also, if the amount of rental income is significant to net income, please revise the notes to the financial statements to include:
    *   the cost and carrying amount of property on lease by major classes of property and the amount of accumulated depreciation in total;

- minimum future rentals on noncancelable leases as of the lasted balance sheet presented, in the aggregate and for each of the five succeeding fiscal years; and
- total contingent rentals included in income for each period for which an income statement is presented. See ASC 840-20-50-4.

Liquidity and Capital Resources, page 31

2. We note that your disclosure of Liquidity and Capital Resources in the MD&A section does not discuss cash flows related to discontinued operations. In light of the fact that in fiscal 2010 you classified over 20 closed restaurants as discontinued operations, and as of August 31, 2011 you have 12 properties classified as discontinued operations assets that you are actively marketing for lease or sale, we believe that it may be useful to consider disclosures about your cash flows from discontinued operations in the Liquidity section. Please consider revising to describe how cash flows from discontinued operations are reflected in your cash flow statements and if material, you should quantify those cash flows since they are not separately identified in those statements. You should also describe how you expect the absence of cash flows, or absence of negative cash flows, related to the discontinued operations will impact your future liquidity and capital resources.

Notes to the Financial Statements

Note 1. Nature of Operations and significant Accounting Policies

Nature of Operations, page 51

3. We note from your disclosure in Note 1 that you received royalties from 122 franchises as of August 31, 2011 located primarily in the United States. If there are significant changes in the franchises during the period, please revise to disclose the following:
   o Franchises sold
   o Franchises purchased during the period
   o Franchised outlets in operation
   o Franchisor-owned outlets in operations
   See guidance in ASC 952-605-50-3.

Reportable Segments, page 51

4. We note your disclosure that you have three reportable segments: Company-owned restaurants, franchise operations and Culinary Contract Services ("CCS"). We also note your disclosure that Company-owned restaurants are aggregated into one reportable segment because the nature of the products and services, the production processes, the customers, the methods used to distribute the products and services and the nature of the regulatory environment are alike. However, in light of the fact that you disclose that you have three reportable segments, we would expect the notes to the financial statements to

include the disclosure requirements set forth in ASC 280-10-50 for each reportable segment (i.e. Company-owned restaurants, franchise operations, and CCS). Also, your discussion of the results of operations in MD&A should be separately presented for each reportable segment. Please advise or revise accordingly.

5. We note from the disclosure included in Note 1 that the Company believes each restaurant is an operating segment because operating results and cash flow can be determined for each restaurant which is regularly reviewed by the chief operating decision maker. We also note from the disclosure included in Note 1 that the Company has three reportable segments with these consisting of Company-owned restaurants, franchise operations and culinary contract services. We also note from the disclosure included on page 6 in the "Business" section of the Form 10-K, that the Company operated 155 restaurants as of November 9, 2011 which include 58 Fuddrucker locations and 3 Koo Koo Roo Chicken Bistro locations that were acquired in the Fuddruckers acquisition on July 26, 2010. We further note from the discussion throughout the Form 10-K that the operations of the restaurants acquired in the Fuddrucker's acquisition do not appear to be similar to those of the Company's existing Luby's Cafeteria locations. Some examples of differences that we noted are as follows:

    - Luby's operates a cafeteria-style dining operation serving a variety of different entrees and side dishes and desserts while Fuddruckers serves primarily burgers and other sandwiches and salads in a self-service or quick casual environment.

    - The disclosure on page 26 of MD&A indicates the mix of leased units is higher since completion of the Fuddruckers acquisition and the Company experienced a higher level of repairs, maintenance and supply costs at Fuddruckers units during 2011.

    - The Company had a loss from continuing operations for the fiscal year ended August 25, 2010 but income from continuing operations for this period on a pro forma basis based on the disclosures included in Note 2. This indicates that the Luby's operations were not profitable in 2010 but the acquired Fuddruckers operations were profitable during this same period.

    Given these differences between your Luby's and Fuddrucker restaurant operations, we have concern that these two types of company owned restaurant operations may not be economically similar and should not be aggregated into a single reportable segment for purposes of your segment disclosures pursuant to ASC 280-10-50-11. With regard to your company-owned restaurant operations, please tell us the primary operating performance measure that is used by your chief operating decision maker for purposes of assessing performance and allocating resources to these operations. Also, with regards to these operations, please tell us why the Company believes that the Luby's Cafeteria and Fuddrucker and Koo Koo Roo Chicken Bistro operations are economically similar and should be aggregated into a single reportable segment pursuant to the guidance in ASC 280-10-50-11.

Discontinued Operations, page 54

6. We note your disclosure that restaurants included in a store closure plan are considered
    discontinued operations at the time the plan is approved. However, we also note that it
    appears some of your closed stores have been included in continuing operations during
    the periods presented. Please revise the notes to the financial statements to disclose your
    accounting policies regarding discontinued operations and specifically how you
    determine whether a closed store meets the criteria necessary to be considered
    discontinued operations. Your revised disclosure should be similar to the disclosure in
    footnote (a) on page 21.

Note 12. Impairment of Long-Lived Assets, Store Closings, Discontinued Operations and
Property Held for Sale, page 69

Impairment of Long-Lived Assets and Store Closings, page 69

7. We note from your disclosure in Note 12 that there was a $1.4 million and $.9 million
    gain in fiscal 2011 and 2010, respectively, related to two property transactions occurring
    during each of the applicable years. In light of the fact that you have several stores
    closed and sold that are considered discontinued operations, please explain to us why you
    believe it was appropriate to classify the sale of these properties as continuing operations
    rather than discontinued operations.

Note 15. Share-Based Compensation, page 75

8. We note from your disclosure in Note 15 that you have segregated option awards into
    three homogenous groups for the purpose of determining fair values for your options and
    valuation assumptions are determined separately for the three groups which represent,
    respectively, the Executive Stock Option Plan, the Employee Stock Option Plans and the
    Non-Employee Director Stock Option Plan.   However, we also note that you disclose
    only one table with assumptions used to determine fair value and it is not clear which
    plan the assumptions relate to. Please provide for us and revise to disclose the
    assumptions used to determine the fair value of the options granted in each of the plans.
    Also, if any of the information included in the summary of stock option activity differs
    between option plans, please separately disclose that information as well.

9. We note your disclosure that you use the simplified method to estimate expected lives for
    stock options granted during the period. In light of the significant amount of time that
    has passed since the adoption of SFAS No. 123, please explain to us why you believe it is
    appropriate to continue using the simplified method. See guidance in Staff Accounting
    Bulletin No. 110.

Forms 8-K dated June 13, 2012, March 21, 2012 and January 20, 2012

10. We note that the first bullet point on your earnings release furnished on Form 8-K discloses the non-GAAP financial measure store level profit. In light of the fact that this appears to be a non-GAAP financial measure, you should revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K as follows:
    o The most directly comparable financial measure determined in accordance with GAAP presented with equal or greater prominence than the non-GAAP measure;
    o A quantitative reconciliation of the non-GAAP financial measure to the most directly comparable GAAP financial measure;
    o The reason that management believes the presentation of the non-GAAP information is useful for an investor's understanding of your financial condition and results of operations; and
    o The additional purposes, if any, for which management uses non-GAAP measures.
    Please revise accordingly.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

                                    Sincerely,

                                    /s/ Linda Cvrkel

                                    Linda Cvrkel
                                    Branch Chief